UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023 No. 3

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The Registrant will hold its Annual General Meeting of Shareholders on July 3, 2023 at 3 p.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about May 24, 2023, the Registrant will mail to shareholders (i) a Notice of Annual General Meeting and Proxy Statement and (ii) a Proxy Card.

Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the (i) Notice of Annual General Meeting and Proxy Statement and (ii) Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 18, 2023	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary